SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

MAIDEN HOLDINGS, LTD.
(Name of Subject Company (Issuer))

MAIDEN HOLDINGS, LTD., AS ISSUER
(Name of Filing Persons (Identifying status as offeror, issuer, or other person))

8.250% Non-Cumulative Preference Shares, Series A
7.125% Non-Cumulative Preference Shares, Series C
6.700% Non-Cumulative Preference Shares, Series D
(Title of Class of Securities)
G5753U120
G5753U138
G5753U146
(CUSIP Number of Class of Securities)

Patrick J. Haveron
Co-Chief Executive Officer and Chief Financial Officer
94 Pitts Bay Road
Pembroke
Bermuda
Telephone: (441) 298-4900
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
Samir A. Gandhi, Esq.
Sidley Austin LLP
787 7th Ave
New York, New York 10019
(212) 839-5684

CALCULATION OF FILING FEE
Transaction Valuation(1)	Amount of Filing Fee(2)
$100,000,000	$10,910.00

(1)
Calculated solely for purposes of determining the amount of the filing fee.

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2020 equals $109.10 per million dollars of the transaction valuation.

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Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No:	Not applicable	Date Filed:	Not applicable

☐
Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
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third-party tender offer subject to Rule 14d-1.

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issuer tender offer subject to Rule 13e-4.

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going-private transaction subject to Rule 13e-3.

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amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
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Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

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Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Maiden Holdings, Ltd., an exempted company incorporated in Bermuda (“Maiden”) and relates to the offer by Maiden Reinsurance Ltd., a reinsurance company organized under the laws of the State of Vermont and an indirect wholly-owned subsidiary of Maiden (the “Company”), to purchase, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 13, 2020 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), Maiden’s outstanding (a) 8.250% Non-Cumulative Preference Shares, Series A., with a liquidation preference of $25.00 per preference share (the “Series A Preference Shares”), (b) 7.125% Non-Cumulative Preference Shares, Series C, with a liquidation preference of $25.00 per preference share (the “Series C Preference Shares”) and (c) 6.700% Non-Cumulative Preference Shares, Series D, with a liquidation preference of $25.00 per preference share (the “Series D Preference Shares”, and together with the Series A Preference Shares and the Series C Preference Shares, the “Securities”), in an amount such that the amount of cash, used to purchase such Securities accepted for purchase by the Company shall not exceed $100,000,000.
Copies of the Offer to Purchase and Letter of Transmittal are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offer will expire at 11:59 p.m., New York City time, on December 15, 2020, unless the Offer is extended or earlier terminated. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The information contained in the Offer to Purchase and the related Letter of Transmittal is hereby incorporated by reference in response to certain items of this Schedule TO.

ITEM 1.   Summary Term Sheet.
The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” is incorporated herein by reference.
ITEM 2.   Subject Company Information.
(a) Name and Address.   The name of the subject company, and the address and telephone number of its principal executive offices are as follows:
Maiden Holdings, Ltd.
94 Pitts Bay Road
Pembroke
Bermuda
Telephone: (441) 298-4900
(b) Securities.   This Schedule TO relates to the Series A Preference Shares, the Series C Preference Shares and the Series D Preference Shares of Maiden. As of November 12, 2020, there were 6,000,000 Series A Preference Shares, 6,600,000 Series C Preference Shares and 6,000,000 Series D Preference Shares outstanding. The information set forth on the cover page of the Offer to Purchase is incorporated herein by reference.
(c) Trading Market and Price.   The information set forth in Section 7 of the Offer to Purchase, “Historical Price Range of the Securities,” is incorporated herein by reference.
ITEM 3.   Identity and Background of Filing Person.
(a)   The information set forth under Item 2(a) above and in Section 9 of the Offer to Purchase, “Certain Information Concerning the Company and Maiden,” is incorporated herein by reference. Maiden is the filing person. Pursuant to General Instruction C to Schedule TO, the following persons are the directors and/or executive officers of Maiden:
Name	Position
Lawrence F. Metz	President, Co-Chief Executive Officer and Director
Patrick J. Haveron	Co-Chief Executive Officer, Chief Financial Officer and Director
William T. Jarman	Senior Vice President, Chief Actuary and Chief Risk Officer
Barry D. Zyskind	Chairman of Board of Directors
Holly L. Blanchard	Director
Simcha G. Lyons	Director
Raymond M. Neff	Director
Yehuda L. Neuberger	Director
Steven H. Nigro	Director
Keith A. Thomas	Director
The business address and telephone number for all of the above directors and executive officers is: c/o Maiden Holdings, Ltd., 94 Pitts Bay Road, Pembroke Bermuda and (441) 298-4900.
There is neither any person controlling Maiden nor any executive officer or director of any corporation or other person ultimately in control of Maiden.

ITEM 4.   Terms of the Transaction.
(a)   Material Terms.
(a)(1)(i)   The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and in Section 1, “Number of Securities; Expiration Time,” is incorporated herein by reference.
(a)(1)(ii)   The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” in Section 1, “Number of Securities; Expiration Time,” in Section 5, “Purchase of Securities and Payment of Purchase Price,” and in Section 8, “Source and Amount of Funds,” is incorporated herein by reference.
(a)(1)(iii)   The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” in Section 1, “Number of Securities; Expiration Time,” and in Section 16, “Extension of the Offer; Termination; Amendment,” is incorporated herein by reference.
(a)(1)(iv)   Not applicable.
(a)(1)(v)   The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and in Section 16, “Extension of the Offer; Termination; Amendment,” is incorporated herein by reference.
(a)(1)(vi)   The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and in Section 4, “Withdrawal Rights,” is incorporated herein by reference.
(a)(1)(vii)   The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” in Section 3, “Procedures for Tendering the Securities,” and in Section 4, “Withdrawal Rights,” is incorporated herein by reference.
(a)(1)(viii)   The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” in Section 3, “Procedures for Tendering the Securities,” and in Section 5, “Purchase of Securities and Payment of Purchase Price,” is incorporated herein by reference.
(a)(1)(ix)   The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” in Section 1, “Number of Securities; Expiration Time,” and in Section 5, “Purchase of Securities and Payment of Purchase Price,” is incorporated herein by reference.
(a)(1)(x)   Not applicable.
(a)(1)(xi)   The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and in Section 15, “Accounting Treatment,” is incorporated herein by reference.
(a)(1)(xii)   The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” in Section 3, “Procedures for Tendering the Securities,” and Section 13, “Certain Material U.S. Federal Income Tax Consequences,” is incorporated herein by reference.
(a)(2)(i-vii)   Not applicable.
(b) Purchases.   The information set forth in the Offer to Purchase in Section 10 “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Securities,” is incorporated herein by reference.
ITEM 5.   Past Contacts, Transactions, Negotiations and Agreements.
(e) Agreements Involving the Subject Company’s Securities.   The information set forth in Section 9 of the Offer to Purchase, “Certain Information Concerning the Company and Maiden,” and in Section 10, “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Securities,” is incorporated herein by reference.
ITEM 6.   Purposes of the Transaction and Plans or Proposals.
(a) Purposes.   The information set forth in Section 2 of the Offer to Purchase, “Purpose of the Offer,” is incorporated herein by reference.

(b) Use of Securities Acquired.   The information set forth in Section 11 of the Offer to Purchase, “Effects of the Offer on the Market for the Securities,” is incorporated herein by reference.
(c) Plans.   Except for the Offer, the Company does not have, and to the best of its knowledge is not aware of any plans, proposals or negotiations that relate to or would result in any of the events listed in Regulation M-A Item 1006(c)(1) through (10).
The information set forth in the Offer to Purchase under the heading, “Certain Significant Considerations,” in Section 1, “Number of Securities; Expiration Time,” and in Section 2, “Purpose of the Offer,” is incorporated herein by reference.
ITEM 7.   Source and Amount of Funds or Other Consideration.
(a) Source of Funds. The information set forth in Section 8 of the Offer to Purchase, “Source and Amount of Funds,” is incorporated herein by reference. The funds required to purchase the maximum amount of Securities sought is $100,000,000, excluding expenses and fees.
(b) Conditions.   The information set forth in Section 6 of the Offer to Purchase, “Conditions of the Offer,” is incorporated herein by reference. There are no conditions to the financing described in Item 7(a) above. If the primary financing plans fall through, the Company does not have any alternative financing arrangements or alternative financing plans.
(d) Borrowed Funds.   None.
ITEM 8.   Interest in Securities of the Subject Company.
(a) Securities Ownership.   The information set forth in Section 10 of the Offer to Purchase, “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Securities,” is incorporated herein by reference.
(b) Securities Transactions. None.
ITEM 9.   Persons/Assets, Retained, Employed, Compensated or Used.
(a) Solicitations or Recommendations. The information set forth in Section 17 of the Offer to Purchase, “Fees and Expenses,” is incorporated herein by reference.
ITEM 10.   Financial Statements.
(a) Financial Information.   The information set forth in Section 14 of the Offer to Purchase, “Summary Financial Information,” is incorporated herein by reference.
(b) Pro Forma Information.   Not applicable.
ITEM 11.   Additional Information.
(a) Agreements, Regulatory Requirements and Legal Proceedings.   The information set forth in Section 10 of the Offer to Purchase, “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Securities,” and in Section 12 of the Offer to Purchase, “Legal Matters; Regulatory Approvals,” is incorporated herein by reference.
(c) Other Material Information.   None.
ITEM 12.   Exhibits.
See Exhibits Index.
ITEM 13.   Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
MAIDEN HOLDINGS, LTD.
By:

Name: Patrick J. Haveron
Title: Co-Chief Executive Officer and Chief Financial Officer
Date: November 13, 2020

EXHIBIT INDEX
(a)(1)(A)	Offer to Purchase, dated November 13, 2020
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Retail Processing Dealer Form
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Press Release, dated November 13, 2020 (furnished as an exhibit to the Company’s Current Report on Form 8-K filed on November 13, 2020 and incorporated herein by reference).
(a)(5)(B)	Press Release, dated November 13, 2020.
(b)	Not applicable
(d)(1)	Memorandum of Association (as amended) (incorporated by reference to the filing of such exhibit with the registrant’s Registration Statement on Form S-8 filed with the SEC on May 18, 2010 (File No. 333-166934).
(d)(2)	Bye-laws (incorporated by reference to the filing of such exhibit with the registrant’s Registration Statement on S-8 initially filed with the SEC on January 17, 2020 (File No. 333-235948).
(d)(3)	Form of Common Share Certificate (incorporated by reference to the filing of such exhibit with the registrant’s Registration Statement on S-1 initially filed with the SEC on September 18, 2007, subsequently amended and declared effective May 6, 2008 (File No. 333-146137))
(d)(4)	Registration Rights Agreement by and between Maiden Holdings, Ltd. and Friedman, Billings, Ramsey & Co., Inc., dated as of July 3, 2007 (incorporated by reference to the filing of such exhibit with the registrant’s Registration Statement on S-1 initially filed with the SEC on September 18, 2007, subsequently amended and declared effective May 6, 2008 (File No. 333-146137))
(d)(5)	Form of Indenture for Debt Securities by and among Maiden Holdings North America, Ltd., Maiden Holdings, Ltd., as guarantor, and Wilmington Trust Company, as trustee (incorporated by reference to the filing of such exhibit with the registrant’s Registration Statement on S-3 filed with the SEC on February 7, 2011 (File Nos. 333-172107 and 333-172107-01)).
(d)(6)	Second Supplemental Indenture, dated March 27, 2012, by and among Maiden Holdings North America, Ltd., Maiden Holdings, Ltd., as guarantor, and Wilmington Trust Company, as trustee (incorporated by reference to the filing of such exhibit with the registrant’s Current Report on Form 8-K filed with the SEC on March 27, 2012 (File No. 001-34042)).
(d)(7)	Form of 8.000% Notes due 2042 (incorporated by reference to the filing of such exhibit with the registrant’s Current Report on Form 8-K filed with the SEC on March 27, 2012 (File No. 001-34042)).
(d)(8)	Certificate of Designations of 8.25% Non-Cumulative Preference Shares, Series A, adopted on August 7, 2012 (incorporated by reference to the filing of such exhibit with the registrant’s Current Report on Form 8-K filed with the SEC on August 29, 2012 (File No. 001-34042)).
(d)(9)	Form of stock certificate evidencing 8.25% Series A Preference Share (incorporated by reference to the filing of such exhibit with the registrant’s Current Report on Form 8-K filed with the SEC on August 29, 2012 (File No. 001-34042)).
(d)(10)	Third Supplemental Indenture, dated November 25, 2013, by and among Maiden Holdings North America, Ltd., Maiden Holdings, Ltd., as guarantor, and Wilmington Trust Company, as trustee (incorporated by reference to the filing of such exhibit with the registrant’s Current Report on Form 8-K filed with the SEC on November 25, 2013 (File No. 001-34042)).
(d)(11)	Form of 7.75% Notes due 2043 (incorporated by reference to the filing of such exhibit with the registrant’s Current Report on Form 8-K filed with the SEC on November 25, 2013 (File No. 001-34042)).

(d)(12)	Certificate of Designations of 7.125% Non-Cumulative Preference Shares, Series C, adopted on November 4, 2015 (incorporated by reference to the filing of such exhibit with the registrant’s Current Report on Form 8-K filed with the SEC on November 25, 2015 (File No. 001-34042).
(d)(13)	Form of stock certificate evidencing 7.125% Non-Cumulative Preference Shares, Series C (incorporated by reference to the filing of such exhibit with the registrant’s Current Report on Form 8-K filed with the SEC on November 25, 2015 (File No. 001-34042)).
(d)(14)	Form of Indenture for Debt Securities by and between Maiden Holdings, Ltd., and Wilmington Trust National Association, as trustee (incorporated by reference to the filing of such exhibit with the registrant’s Current Report on Form 8-K filed with the SEC on June 14, 2016 (File No. 001-34042)).
(d)(15)	First Supplemental Indenture, dated as of June 14, 2016, by and between Maiden Holdings, Ltd., as guarantor, and Wilmington Trust National Association, as trustee (incorporated by reference to the filing of such exhibit with the registrant’s Current Report on Form 8-K filed with the SEC on June 14, 2016 (File No. 001-34042)).
(d)(16)	Certificate of Designations of 6.700% Non-Cumulative Preference Shares, Series D, adopted on May 2, 2017 (incorporated by reference to the filing of such exhibit with the registrant’s Current Report on Form 8-K filed with the SEC on June 15, 2017 (File No. 001-34042).
(d)(17)	Form of stock certificate evidencing 6.700% Non-Cumulative Preference Shares, Series D (incorporated by reference to the filing of such exhibit with the registrant’s Current Report on Form 8-K filed with the SEC on June 15, 2017 (File No. 001-34042).
(g)	Not applicable.
(h)	Not applicable.